CGG OBLIGOR AND SECURITY CHART
First and Second Lien Notes



Issuer of Second Lien Notes
CGG (France)
100%
CGG HOLDING B.V. (The Netherlands)
Issuer of First Lien Notes
CGG HOLDING (U.S.) INC. (USA)
CGG SERVICES SAS (France)
SERCEL HOLDING SAS (France)
SERCEL SAS (France)
CGG MARINE RESOURCES NORGE AS (Norway)
CGG MARINE B.V. (The Netherlands)
CGG SERVICES (U.S.) INC. (USA)
CGG MARINE (U.S.) INC. (USA)
81% (pledged)
19% (Not pledged)
SERCEL INC (USA)
Exploration Investment Resources II AS (Norway)
50%
CGG Services (UK) Ltd (UK)
CGG HOLDING I (UK) Ltd (UK)
ALITHEIA RESOURCES INC. (USA)
VIKING MARITIME INC. (USA)
CGG LAND (U.S.) INC. (USA)
GLOBAL SEISMIC SHIPPING AS (Norway)[1] « Vesselco »
CGG Data Services SA (Switzerland)
CGG HOLDING II (UK) Ltd (UK)

- Issuer of First Lien Notes (green)
- Guarantor of First Lien Notes (red)
- Issuer of Second Lien Notes (purple)
- Guarantor of Second Lien Notes (yellow)

Security in respect of First and Second Lien Notes

- ▲ Shares pledged
- ▬ Certain intercompany loan receivables pledged
- ● Grantors under the US personal property security and pledge agreement (general asset security, including certain intercompany receivables)
- ◆ US IP security
- ★ Deposit account control agreement
- 1 Deconsolidated entity

Note: This is a simplified structure chart and does not show the full CGG group